Exhibit 99
Form 10-Q
12/31/2006
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31
	2006	2005
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,105,143	$2,134,021

Operating Expenses
Purchased Gas	1,073,723	1,140,449
Operation and Maintenance	409,472	415,522
Property, Franchise and Other Taxes	69,873	69,201
Depreciation, Depletion and Amortization	179,394	180,104
Impairment of Oil and Gas Producing Properties	104,739	—

	1,837,201	1,805,276

Operating Income	267,942	328,745

Other Income (Expense):
Income from Unconsolidated Subsidiaries	3,550	3,842
Impairment of Investment in Partnership	—	(4,158)
Interest Income	10,504	7,358
Other Income	2,799	12,931
Interest Expense on Long-Term Debt	(70,454)	(73,086)
Other Interest Expense	(6,026)	(8,426)

Income from Continuing Operations Before Income Taxes	208,315	267,206

Income Tax Expense	73,123	101,102

Income from Continuing Operations	135,192	166,104

Discontinued Operations
Income from Operations, Net of Tax	—	4,591
Gain on Disposal, Net of Tax	—	25,774

	—	30,365

Net Income Available for Common Stock	$135,192	$196,469

Earnings Per Common Share:
Basic
Income from Continuing Operations	$1.62	$1.98
Income (Loss) from Discontinued Operations	—	0.36

Net Income Available for Common Stock	$1.62	$2.34

Diluted
Income from Continuing Operations	$1.58	$1.94
Income (Loss) from Discontinued Operations	—	0.36

Net Income Available for Common Stock	$1.58	$2.30

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,590,690	83,862,052

Used in Diluted Calculation	85,650,747	85,438,189